EXHIBIT 3(ii)

                       BYLAWS OF PAPAYA U.S.A. CORPORATION

1. The Articles of Incorporation as filed shall constitute the initial Bylaws of the company. The articles of incorporation are attached to the bylaws.

               ADOPTED BYLAWS AT A SPECIAL MEETING OF STOCKHOLDERS
                        AND BOARD OF DIRECTORS ON 1/4/93

The following were considered implicit Bylaws and are hereby ratified:

2.       Vote by Stockholders is non-cumulative.

3. The president and or the Board have the right to designate places and times for Board Meetings and stockholder's meetings.
4.       Annual stockholder's meetings may be called with ten days notification.

5. To be valid, Special meetings do not need timely notices, but must have quorum of at least majority of Director's for Board meetings and majority of stockholder's votes, including proxies for stockholder's meetings.

6. The percentage of stock to constitute a majority for stockholder's meetings shall be 51%.

The following are Bylaws of the company approved on January 4, 1993

7. Records of the company may be inspected by its stockholder's with previous written request and within legal and corporate parameters and with the utmost care to protect the confidentiality of other stockholder's. Records of company may be examined for a specific purpose only, no copies of sensitive information shall be permitted, no copies of confidential ledgers shall be permitted, no copies of contracts shall be permitted, no copies of stock consideration shall be permitted.
7.1 Private Ledger inclusions are: Stock consideration, any request by any stockholder's of privacy retention, Stock's Certificates, contracts of the company with individuals or entities where sensitive information is included at the discretion of the officers of the company.
8. Every stockholder is entitled to review and comment on his (her's)(lt's) own stock ledger and is entitled to the copies of record.

9. The company, with a view of in the future effecting private or public offerings, and the implications afterwards, may at the discretion of its officers deny any information considered sensitive to any stockholder suspected of trying to gain information for the purpose of personal gain by obtaining insider's information or privileged information with the purpose of personal gain, before the information becomes public. Or where the company's interest and that of its stockholder's may be in jeopardy due to the hostile intentions of any stockholder demonstrating

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         animosity  towards the company's  plans and developments.

10. All of the provision established on articles of incorporation, unless revoked, by resolution shall be part of the By-Laws of the Company.

10.1 Article v, (a),(b),(c),(d) of the Articles of Incorporation is hereby by duly Resolution of stockholders repealed and replaced as follows:

10.2 Except for duly made shareholder's agreement between the company and a stockholder/employee/director or other entity, and which agreement is governed by the terms of said shareholder's agreement, any transfer or sale of stock by a stockholder may, at the discretion of the Board or under legal counsel be rejected by the company. Further the company reserves the right to reject any purchase/transfer directly of indirectly from any entity or individual of company's stock or transfer of stock. For transfers of stock to be considered valid, the company, at its option may request a binding legal opinion of counsel, establishing that such transfer or assignment complies with law. Any and all costs of such an opinion shall entirely be borne by the party effecting the transfer without regards of acceptance or rejection by the company of such transfers or assignments. All transfers/assignments shall establish a consideration or agreement between the parties of transfer. transfers/assignments shall be evidenced by a transfer/assignment document from transferor and company may request at any time a document letter from beneficiary (receiver) of transfer establishing whether or not the company has or has not received any direct consideration for the stock transferred. In the event that no direct investment or consideration from beneficiary has been received by company, receiver of stock transferred shall be required to state:
         "The assignment or transfer of shares constitutes a transfer of personally owned shares by the assignor and not a direct investment on the company. The company shall be held harmless of any consequential damages or liabilities other than perfecting the enclosed assignment in compliance thereof". All stock certificates issued by the company shall be subject to proper compliance in the event of any dispute between transferor/assignor and/or assignee/transferee. Company shall not be made a part of any disputes between the parties of a transfer. Any disputed transfer shall be held pending by the company until documents to perfect the transfer on books of the company have been received in satisfaction to legal counsel of company. All certificates issued by company to a third party shall be considered pending and registered only to the name under the underlying certificate of original owner of shares on record.

10.3 Article IX of the Articles of Incorporation is hereby amended by duly resolution of the majority of stockholders as set for in records of a special stockholders and Board meeting on January 4, 1993, as follows:

10.4 The Board of Directors of Papaya U.S.A. Corporation have the authority granted to amend, alter, add to, repeal, rescind or change in any other way any and all of the Bylaws of this Corporation as the Board of Directors shall deem fit and proper, and such authority shall not require either any

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         action or consent by of from the  shareholders  of the  Corporation The shareholders are to retain the right to revoke the above grant of authority to the directors. Such revocation shall be made by a resolution adopted by the holders of a majority of the Corporation's stock entitled to vote at a duly convened meeting of shareholders. Unless and until such revocation action is taken by the shareholders, the shareholders shall not exercise their power, under Articles of the Bylaws to amend, alter, add to, repeal, rescind or change in any way the Bylaws of Papaya U.S.A. Corporation.

11. Resolutions of the Board of Directors shall constitute amendments or additions to the By-Laws of the Company. The incorporation of the Resolutions shall be by attachment to records.

12. Corporate records, Ledgers, Stockholders lists, certificates lists and templates, financial transactions and in general books of the company shall be considered legal and for the record subject to compliance and verification and adjustments of record.

13. Any By-Laws adopted by the company found to be illegal by a competent jurisdictional body of law within the state of South Dakota, shall be considered upon such finding as void. Balance of By-Laws shall not be affected by any such finding.

/s/ Omar Barrientos

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